July 2, 2009
Mr. John Fieldsend
Staff Attorney
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	The Williams Companies, Inc. Registration Statement on Form S-4 Filed May 28, 2009 File Number 333-159558
Dear Mr. Fieldsend:
     This will confirm on behalf of The Williams Companies, Inc. (the “Company”) that there have been no accounting changes in the financial statements of the Company incorporated by reference in the above-referenced filing other than as disclosed in the Company’s Form 8-K filed May 28, 2009, as to which the Company’s independent registered public accounting firm, Ernst & Young LLP, has consented, as set forth in such Form 8-K.

Very truly yours,
/s/ Ted Timmermans
Ted Timmermans Vice President, Controller and Chief Accounting Officer